Exhibit 99.1

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7 | cifinancial.com

CI Financial renews Normal Course Issuer Bid
and Automatic Securities Purchase Plan

TORONTO (June 16, 2021) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) announced today that the Toronto Stock Exchange (“TSX”) has accepted its Notice of Intention to make a Normal Course Issuer Bid and Automatic Securities Purchase Plan (“ASPP”).

CI intends to purchase up to 18,194,790 of its common shares by way of a Normal Course Issuer Bid, through the facilities of the TSX and alternative Canadian trading systems. Common shares may be purchased by CI or purchased by a trustee, to satisfy obligations under equity-based compensation or employee share purchase plans for CI. All common shares purchased by CI (but not those purchased by such a trustee or non-independent broker) will be cancelled. The 18,194,790 common shares represent 10% of the total public float for CI (181,947,901). As of June 10, 2021, there were 203,999,396 issued and outstanding common shares of CI.

It is expected that the purchases under the Normal Course Issuer Bid may commence on June 18, 2021 and will terminate on June 17, 2022, or on such earlier date as CI completes its purchases or provides notice of termination. Purchases will be effected through the facilities of the TSX at prevailing market prices, or such other means as may be permitted by the Ontario Securities Commission or Canadian Securities Administrators, and through alternative Canadian trading systems. CI is permitted to purchase up to 267,694 common shares daily, being 25% of the average daily trading volume of the common shares for the six months ended as of May 31, 2021 (1,070,778).

CI believes that the market price of the common shares may, at certain times throughout the duration of the Normal Course Issuer Bid, be undervalued based on CI’s financial performance and prospects, and accordingly, the Board of Directors are of the opinion that the purchase of common shares is an appropriate use of funds in order to increase shareholder value.

Under its current Normal Course Issuer Bid, CI obtained approval to purchase up to 19,676,318 of its common shares, of which CI and the trustee purchased 19,114,591 common shares at a weighted average price of $18.55 per common share between June 18, 2020 and June 10, 2021, through the facilities of the TSX and alternative Canadian trading systems.

CI has entered into an ASPP with National Bank Financial Inc. (“NBF”) to allow for the purchase of common shares under the NCIB at times when CI would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed blackout periods.

Pursuant to the ASPP, prior to entering into a blackout period, CI may, but is not required to, instruct NBF to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be determined by NBF in its sole discretion based on parameters established by CI prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented effective June 18, 2021.

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7 | cifinancial.com

Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of CI's management, in compliance with TSX rules and applicable securities laws. All repurchases made under the ASPP will be included in computing the number of common shares purchased under the NCIB.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI) ” and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan ” and “project” and similar references to future periods, or conditional verbs such as “will,” “may,” “should,” “could ” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7 | cifinancial.com

Contacts

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media Relations

Canada

Murray Oxby

Vice-President, Communications

416-681-3254

moxby@ci.com

United States

Trevor Davis, Gregory FCA for CI Financial
610-415-1145

cifinancial@gregoryfca.com